UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

OSIRIS THERAPEUTICS, INC.
(Name of Subject Company)

PAPYRUS ACQUISITION CORP.
(Offeror)

SMITH & NEPHEW CONSOLIDATED, INC.
SMITH & NEPHEW PLC
(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.001 per share
(Title of Class of Securities)

68827R108
(CUSIP Number of Class of Securities)

Smith & Nephew plc
15 Adam Street
London, WC2N 6LA
England
Telephone: +44 (0)20 7401 7646
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Scott A. Barshay
David Klein
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$660,491,753.54	$80,051.60

*
Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 34,528,289 shares of common stock, par value $0.001 per share, of Osiris Therapeutics, Inc., multiplied by the offer price of $19.00 per share, and (ii) 590,751 shares subject to issuance pursuant to granted and outstanding stock options with an exercise price less than $19.00 per share, multiplied by $7.54, which is the offer price of $19.00 per share minus the weighted average exercise price for such options of $11.46. The calculation of the filing fee is based on information provided by Osiris Therapeutics, Inc., as of March 18, 2019.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 80,051.60	Filing Party: Papyrus Acquisition Corp., Smith & Nephew Consolidated, Inc. and Smith & Nephew plc
Form or Registration No: Schedule TO	Date Filed: March 20, 2019
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO relating to the tender offer by Papyrus Acquisition Corp., a Maryland corporation ("Purchaser") and a direct wholly owned subsidiary of Smith & Nephew Consolidated, Inc., a Delaware corporation ("Parent"), an indirect wholly owned subsidiary of Smith & Nephew plc, a public limited company formed under the laws of England and Wales ("Smith & Nephew"), for all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Osiris Therapeutics, Inc. ("Osiris"), at a price per Share of $19.00 in cash, net to the holder of any applicable withholding taxes and without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2019 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal", a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the "Offer"). The original Schedule TO was filed by Purchaser, Parent and Smith & Nephew with the Securities and Exchange Commission on March 20, 2019 (together with any subsequent amendments and supplements thereto, including this Amendment, the "Schedule TO").

        All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

        Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

        The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

        The subsection titled "Legal Proceedings Relating to the Tender Offer" in Section 16—"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is amended and supplemented by replacing the current disclosure in its entirety to read as follows:

        "Four purported class action complaints relating to the Transaction were filed in the United States District Court for the District of Maryland on March 22, 2019, March 25, 2019, and March 27, 2019, on behalf of putative classes of Osiris' public shareholders. In addition, another purported class action complaint was filed in the United States District Court for the Southern District of New York on March 25, 2019, also on behalf of putative classes of Osiris' public shareholders. The five complaints are captioned: Recupero v. Friedli, et al., Case No. 1:19-cv-00870-ELH (D. Md.), Scarantino v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-00876-DKC (D. Md.), Albrecht v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-00903-ELH (D. Md.), Stein v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-00907-JKB (D. Md.), and Bartlome v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-02657 (S.D.N.Y.). All five complaints name as defendants the directors of Osiris, and Scarantino, Albrecht, Stein, and Bartlome also name Osiris as a defendant. Stein and Scarantino further name Smith & Nephew, Parent and Purchaser as defendants.

        The complaints generally allege that Osiris and its directors violated federal securities laws by failing to disclose material information in the Schedule 14D-9 Solicitation/Recommendation Statement filed by Osiris on March 20, 2019. The Stein and Scarantino complaints further allege that the omissions constitute violations of federal securities laws by Smith & Nephew, Parent and Purchaser. The complaints seek, among other things, injunctive relief barring the proposed transaction, damages, and an award of plaintiffs' expenses and attorneys' fees. The defendants believe that the claims respectively asserted against them are without merit."

1

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 20, 2019.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The New York Times on March 20, 2019.*
(a)(1)(G)	Press Release, dated March 12, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).*
(a)(1)(H)
Investor Presentation, dated March 12, 2019, issued by Smith & Nephew plc (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).*
(b)
Smith & Nephew plc's $1 billion existing revolving credit facility, dated June 15, 2018, between Smith & Nephew plc, as borrower, the guarantors from time to time party thereto, the lenders set forth on Schedule 1 thereto, HSBC Bank PLC as Facility Agent and various financial institutions as lead arrangers (incorporated by reference to Exhibit 4(a)(v) to the Annual Report for the year ended December 31, 2018 on Form 20-F, filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 4, 2019).*
(d)(1)
Agreement and Plan of Merger, dated as of March 12, 2019, by and among Smith & Nephew plc, Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Osiris Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Osiris Therapeutics, Inc. with the U.S. Securities and Exchange Commission on March 12, 2019).*
(d)(2)	Confidentiality Agreement, effective as of July 12, 2018, by and among Smith & Nephew, Inc. and Osiris Therapeutics, Inc.*
(d)(3)	Tender and Support Agreement, dated March 12, 2019, between Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Peter Friedli.*
(g)	None.
(h)	None.

*
Previously filed.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

2

SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SMITH & NEPHEW PLC
By:	/s/ SUSAN M. SWABEY
	Name:	Susan M. Swabey
	Title:	Company Secretary

SMITH & NEPHEW CONSOLIDATED, INC.
By:	/s/ MICHAEL ZAGGER
	Name:	Michael Zagger
	Title:	Director

PAPYRUS ACQUISITION CORP.
By:	/s/ MICHAEL ZAGGER
	Name:	Michael Zagger
	Title:	Director

Dated: March 27, 2019

EXHIBIT INDEX

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 20, 2019.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The New York Times on March 20, 2019.*
(a)(1)(G)	Press Release, dated March 12, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).*
(a)(1)(H)
Investor Presentation, dated March 12, 2019, issued by Smith & Nephew plc (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).*
(b)
Smith & Nephew plc's $1 billion existing revolving credit facility, dated June 15, 2018, between Smith & Nephew plc, as borrower, the guarantors from time to time party thereto, the lenders set forth on Schedule 1 thereto, HSBC Bank PLC as Facility Agent and various financial institutions as lead arrangers (incorporated by reference to Exhibit 4(a)(v) to the Annual Report for the year ended December 31, 2018 on Form 20-F, filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 4, 2019).*
(d)(1)
Agreement and Plan of Merger, dated as of March 12, 2019, by and among Smith & Nephew plc, Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Osiris Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Osiris Therapeutics, Inc. with the U.S. Securities and Exchange Commission on March 12, 2019).*
(d)(2)	Confidentiality Agreement, effective as of July 12, 2018, by and among Smith & Nephew, Inc. and Osiris Therapeutics, Inc.*
(d)(3)	Tender and Support Agreement, dated March 12, 2019, between Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Peter Friedli.*
(g)	None.
(h)	None.

*
Previously filed.